UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the period of July 18, 2003

Commission File Number: 0-17551

DYNAMIC OIL & GAS, INC.
(Translation of registrant’s name into English)

Suite 230 - 10991 Shellbridge Way
Richmond B.C. Canada V6X 3C6
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   ☒                       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐                       No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dynamic Oil & Gas, Inc.

	By:	/s/ Mike Bardell________
Mike Bardell
Chief Financial Officer
Corporate Secretary
Date: July 18, 2003

July 18, 2003

Dynamic Updates Development and Exploration Activity

DYNAMIC OIL & GAS, INC. (“Dynamic”) updates the following exploration and development initiatives in central Alberta and northeastern British Columbia.

We are pleased to report that at the close of our second quarter ending June 30, 2003, our daily average production rate increased over that of our first quarter by 563 barrels of oil equivalent per day (boe/d) or 16%, to approximately 4,000 boe/d.

Capital expenditures and exploration expense (cap-ex) spending activity is on track toward meeting our 2003 budget. Our cap-ex budget includes the drilling of up to 20 wells, 13 in Alberta and seven in British Columbia. Of the 13 Alberta wells, we have now completed four re-entries at St. Albert and drilled two exploratory wells at Wimborne. Of the seven British Columbia wells planned, one has been drilled at Orion. Results to date of our 2003 drilling program are outlined below.

St. Albert, Alberta Since our last update, two oil well re-entries into the Leduc “A” pool have been placed on stream at rates of approximately 140 and 800 barrels of oil per day (bopd). Production rates from our 00/06-25 oil well announced on September 16, 2002 has been set at approximately 400 bopd to allow for pool optimization. Total daily average production from the Leduc ‘A’ pool is approximately 1,400 bopd.

We are using modern directional drilling and advanced 3-D seismic technology to optimize existing well bores and minimize surface impact in the area. To further develop remaining oil potential in the Leduc and Nisku pools, four more wells are planned in the latter half of 2003, subject to on-going regulatory processes.

Recent efforts to maximize production from the low-pressure Ostracod gas zone have been successful. Two wells were drilled under-balanced, resulting in a combined initial test rate in excess of 3.0 million cubic feet per day (mmcf/d). Currently these wells are being tied in and we are evaluating compression requirements to maximize production.

We operate the St. Albert property and own a 75% working interest in the natural gas and crude oil reserves.

Halkirk, Alberta Two new infill wells are planned for Halkirk in the third quarter of 2003. Current production from the area is approximately 1.4 mmcf/d and is expected to increase to 2.2 mmcf/d with the infill drilling. We operate the Halkirk property and own a weighted average working interest of 95% in the natural gas production.

Wimborne, Alberta During the second quarter of 2003, we drilled two test wells, casing one as a potential Cretaceous-aged natural gas well and abandoning the other. Our plans are to acquire additional lands in the latter half of 2003 and drill another well. We own a 100% interest in approximately 8,320 acres of petroleum and natural gas rights at Wimborne.

Orion, NE British Columbia Drilling operations on our b-13-A well were completed in the second quarter of 2003. We drilled a 2,187 metre horizontal well to test for natural gas potential in the Jean Marie formation. The well has been cased as a potential Jean Marie gas well and is awaiting further developments in the area before tie-in plans may be considered. We have total land holdings in the area of 66,405 gross (46,642 net) acres at a weighted average working interest of approximately 70%. A portion of these lands, comprising 39,148 acres is owned jointly by Dynamic (50%) and a large, independent oil and gas company.

Sikanni Area, NE British Columbia This area offers strong upside potential for production and reserve additions. Two of the five wells drilled in the fourth quarter of 2002 have now been tied in and are producing in excess of 3.5 mmcf/d of natural gas (1.75 mmcf/d net to Dynamic), and the other three wells are expected to be tied in for 2003 winter delivery. The drilling of six more wells is planned in the latter half of 2003 and lease-building operations are presently underway at the site of the first well. We own a weighted average working interest of 34% in the area lands.

DYNAMIC OIL & GAS, INC. is a Canadian based energy company engaged in the production and exploration of western Canada’s natural gas and oil reserves. Dynamic owns working interests in several central Alberta producing properties, and in early-stage exploration properties located in southwestern and northern British Columbia.

Dynamic’s common shares trade on The Toronto Stock Exchange under the symbol “DOL” and on the NASDAQ under the symbol “DYOLF”.

On Behalf of the Board of Directors,

Wayne J. Babcock
President & Chief Executive Officer

“THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, UNCERTAINTY THAT THE VARIOUS INITIATIVES DISCUSSED ABOVE WILL, INDIVIDUALLY OR IN AGGREGATE, BE RESPONSIBLE FOR ENHANCED TRADING ACTIVITY FOR THE COMPANY’S COMMON SHARES. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON MAY 20, 2003”

Dynamic Oil & Gas, Inc. Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com